

January 28, 2016

Via E-Mail
Chip Patterson
Mackenzie Capital Management, LP
1640 School Street
Moraga CA 94556

  Re: **Resource Real Estate Investors 7**
     Schedule TO-T filed January 21, 2106 by Mackenzie Realty Capital, Inc. and
     Mackenzie Capital Management, LP et. al
     File No. 5-89255

Dear Mr. Patterson:

  The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comment below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your filings.

  Please respond to this letter by amending your filings. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment or upon reviewing the Schedule 14D-9 to be filed by the Partnership, we may have additional comments.

Schedule TO-T filed January 21, 2016– Exhibit 99(A)(3)
Schedule TO-T/A filed January 26, 2016 – Exhibit 99(A)(6)

1. At the bottom of the letter to investors filed with the two filings listed above, you make a statement implying that payment for tendered units will occur soon after tender: "P.S. Remember, this offer expires March 4, 2016. So don't delay. Fill out and mail in the amended RRE 7 Assignment Form today so we can rush you a check." In the context of an offer that will be open until March 4, 2016 and which is subject to withdrawal rights throughout the offer period, we believe this statement about "rushing you a check" is highly misleading. Please revise and refrain from making similar statements in any subsequent tender offers by you or your affiliates.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment and upon review of the Schedule 14D-9 to be filed by the Partnership; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions